811 Main Street, Suite 3700
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Tel: +1.713.546.5400 Fax: +1.713.546.5401
www.lw.com

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Washington, D.C. 20549-4628

Attn:                    Anne Nguyen Parker, Branch Chief

Re:          Athlon Energy Inc.

Registration Statement on Form S-1

Filed June 17, 2014

File No. 333-196823

Dear Ms. Parker:

Athlon Energy Inc., a Delaware corporation (the “Company”), anticipates filing Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2014, File No. 333-196823 (the “Registration Statement”) on Tuesday, July 29, 2014 and requesting the Commission to declare the Registration Statement effective on Wednesday, July 30, 2014.  Set forth below for your review in advance is a recent developments supplement the Company expects to include in Amendment No. 1, as well as the text of two changes to certain disclosures (in bold and underlined) in the Registration Statement.

Pages 3 and 52—Our Business Strategy

•                  Evaluate and pursue oil-weighted acquisitions where we can add value through our technical expertise and knowledge of the basin.  We have significant experience acquiring and developing oil-weighted properties in the Permian Basin, and we expect to continue to selectively acquire additional properties in the Permian Basin that meet our rate-of-return objectives. Since our formation, we have completed four significant acquisitions and multiple smaller acquisitions and leasehold acquisitions that have given us a unique and highly attractive acreage position, underpinned by strong baseline production and proved reserves. We are currently in the process of acquiring or negotiating to acquire certain oil and natural gas properties adjacent or very close to our existing acreage positions in Midland, Martin and Glasscock counties. These potential acquisitions would be from multiple unrelated parties for an aggregate purchase price of less than $245 million. We believe our experience as a leading operator and our infrastructure footprint in the Permian Basin provide us with a competitive advantage in successfully executing and integrating acquisitions.

Pages 5 and 55—Second Quarter 2014 Production

Our average daily production volumes for the second quarter of 2014 reached a record high of 21,901 BOE/D as compared to 11,183 BOE/D for the second quarter of 2013, representing a 96% increase year-over-year.

	Three Months Ended June 30,
	2014	2013	% Change

Total production volumes:
Oil (MBbls)	1,215	595	104%
Natural gas (MMcf)	2,134	1,174	82%
NGLs (MBbls)	422	227	86%
Combined (MBOE)	1,993	1,018	96%

Average daily production volumes:
Oil (Bbls/D)	13,356	6,537	104%
Natural gas (Mcf/D)	23,453	12,897	82%
NGLs (Bbls/D)	4,637	2,496	86%
Combined (BOE/D)	21,901	11,183	96%

Horizontal Well Result

Our second horizontal Wolfcamp A well in Howard County, Williams 17 #3H (96% WI), achieved a peak 3-phase 24-hour initial production rate of 1,415 BOE/D (84% oil) and a peak 3-phase 30-day rate of 1,160 BOE/D (82% oil).

Page 111—Lock-Up Agreements

We, the Apollo Funds and each of our directors and executive officers have agreed that, subject to certain exceptions, without the prior written consent of Citigroup Global Markets Inc., we and they will not, directly or indirectly, for a period of 45 days after the date of the offering, offer, pledge, sell, contract to sell or otherwise transfer or dispose of any shares of our common stock (other than the shares sold by the Apollo Funds in this offering) or any other securities convertible into or exercisable or exchangeable for our common stock. The restrictions described above do not apply to sales or other dispositions of shares of our common stock by our officers or their designees in an amount not to exceed 10% of the officer’s beneficial ownership as of the date of this prospectus. For additional information, please read “Underwriting (Conflicts of Interest).”

In connection with the above proposed disclosures in Amendment No. 1, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (713) 546-7418 or by fax at (713) 546-5401 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Sean T. Wheeler

Sean T. Wheeler
of Latham & Watkins LLP

cc:                                Caroline Kim, Securities and Exchange Commission

Robert C. Reeves, Athlon Energy Inc.

William B. D. Butler, Athlon Energy Inc.

Enoch Varner, Latham & Watkins LLP

Gerald M. Spedale, Baker Botts L.L.P.

Jason Rocha, Baker Botts L.L.P.